FORM 6-K

                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                   -----------------

                          REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934
                                  FOR July 5, 2006

                         DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                  (Exact name of Registrant as specified in its charter)

                                   -----------------

                             Suite 230-1700 West 75th Avenue
                                      Vancouver, BC
                                      Canada V6P 6G2
                                (604) 267-6000
                         (Address of principal executive offices)

                                   -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
       [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                         Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

    [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                                      FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      July 5, 2006

3.    Press Release
      -------------

      July 5, 2006

4.   Summary of Material Change
     --------------------------
Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced the Company's Annual General Meeting of shareholders was held on June 30, 2006.

Commenting on the Company's achievements to the end of the second quarter, DynaMotive President and CEO, Andrew Kingston said, "These are exciting times for DynaMotive and for the biomass energy sector. In the past year, the Company has taken aggressive steps in the construction of its 200 tonne per day plant, to reduce debt, advance the development of BioOil projects world-wide, further its research initiatives, and form new strategic partnerships with global reach. Great progress has been made in every area of concentration and we look forward to resolutely pursing our goals for the remainder of 2006 and beyond."

Main Company achievements in the second quarter of 2006 as presented at the Annual General Meeting:

- Significant project development in 11 countries, including Canada (Nova Scotia, Saskatchewan, British Columbia, Ontario), Ukraine, Latvia, Australia, Thailand, Switzerland, Brazil, Argentina, and China, advancing negotiations on master licenses, plant license sales, and commercial contracts for fuel sales

- Continued engineering procurement and fabrication progress on schedule for the Company's first 200 tonnes per day ("tpd") BioOil plant for Ontario, Canada. At the time of this release, procurement has exceeded Cdn $5 million

-  Launched fabrication of a second 200 tpd plant for delivery to Western
   Canada

- Completed agreements with Consensus Business Group for biomass and European Joint Ventures

-  Advanced negotiations for long-term testing with major aluminium producer

- Advanced developments with Mitsubishi, including visits from Mitsubishi's management team to West Lorne and DynaMotive's management team to Tokyo and Osaka

- Completed burn test at Great Lakes Greenhouse successfully demonstrating replacement of heavy fuel with BioOil

- Hosted a number of commercial and governmental delegations from around the world at the West Lone plant

-  Commercial BioOil shipments from the West Lorne plant

-  Paid off C$ 1 million of long-term debt related to the West Lorne operation

-  Ending cash balance of over U.S. $16 million


The scrutineer for the AGM recorded 53.86% of the votes cast voting in favour of the resolutions to elect the Company's slate of six nominees to the Board of Directors and to reappoint BDO Dunwoody LLP as the Company's auditor for the ensuing year.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 5th day of July 2006.


              DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)       "Andrew Kingston"
                                            ---------------
                                            Andrew Kingston
                                            President & CEO





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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release: July 5, 2006

      DynaMotive Highlights Company Activities at Annual General Meeting


Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced the Company's Annual General Meeting of shareholders was held on June 30, 2006.

Commenting on the Company's achievements to the end of the second quarter, DynaMotive President and CEO, Andrew Kingston said, "These are exciting times for DynaMotive and for the biomass energy sector. In the past year, the Company has taken aggressive steps in the construction of its 200 tonne per day plant, to reduce debt, advance the development of BioOil projects world-wide, further its research initiatives, and form new strategic partnerships with global reach. Great progress has been made in every area of concentration and we look forward to resolutely pursing our goals for the remainder of 2006 and beyond."

Main Company achievements in the second quarter of 2006 as presented at the Annual General Meeting:

- Significant project development in 11 countries, including Canada (Nova Scotia, Saskatchewan, British Columbia, Ontario), Ukraine, Latvia, Australia, Thailand, Switzerland, Brazil, Argentina, and China, advancing negotiations on master licenses, plant license sales, and commercial contracts for fuel sales

- Continued engineering procurement and fabrication progress on schedule for the Company's first 200 tonnes per day ("tpd") BioOil plant for Ontario, Canada.
-  At the time of this release, procurement has exceeded Cdn $5 million

-  Launched fabrication of a second 200 tpd plant for delivery to Western
   Canada

- Completed agreements with Consensus Business Group for biomass and European Joint Ventures

-  Advanced negotiations for long-term testing with major aluminium producer

- Advanced developments with Mitsubishi, including visits from Mitsubishi's management team to West Lorne and DynaMotive's management team to Tokyo and Osaka

- Completed burn test at Great Lakes Greenhouse successfully demonstrating replacement of heavy fuel with BioOil

- Hosted a number of commercial and governmental delegations from around the world at the West Lone plant

-  Commercial BioOil shipments from the West Lorne plant

-  Paid off C$ 1 million of long-term debt related to the West Lorne operation

-  Ending cash balance of over U.S. $16 million

The scrutineer for the AGM recorded 53.86% of the votes cast voting in favour of the resolutions to elect the Company's slate of six nominees to the Board of Directors and to reappoint BDO Dunwoody LLP as the Company's auditor for the ensuing year.

About DynaMotive

DynaMotive's BioOil is produced using patented technology that converts forest and agricultural wastes such as bark, sawdust and sugar cane bagasse into a liquid fuel. Unlike fossil fuels, BioOil is renewable, clean burning, low in emissions and is greenhouse gas neutral. As a clean fuel for power generation in gas turbines, diesel engines and boilers, BioOil presents significant market opportunities. The Company and its partners are also engaged in research and development on a range of derivative products that will further enhance the market and value for BioOil as an alternative fuel and product source.

For more information on DynaMotive:

Corporate Communications:

Telephone: (604) 267-6000

Toll Free (in North America):  1-877-863-2268

Fax:  (604) 267-6005
Email:  info@dynamotive.com

Website:  www.dynamotive.com



Forward Looking Statement

Statements in this news release concerning the company's business outlook, future economic performance; partnerships and collaborations as well as financial items and other like statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to: disappointing plant production at a rate or of a quality which falls significantly below expectations and results in a material shortfall from the expected economic value, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.



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